Exhibit - 11

DIODES INCORPORATED AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2004	2003	2004

BASIC
Weighted average number of common shares outstanding used in computing basic earnings per share	12,813,492	13,355,775	12,655,481	13,239,681

Net income	$2,563,000	$7,242,000	$6,658,000	$18,221,000

Basic earnings per share	$0.20	$0.54	$0.53	$1.38

DILUTED
Weighted average number of common shares outstanding used in computing basic earnings per share	12,813,492	13,355,775	12,655,481	13,239,681
Assumed exercise of stock options	1,732,764	2,011,674	1,598,226	2,151,422
	14,546,256	15,367,449	14,253,707	15,391,103

Net income	$2,563,000	$7,242,000	$6,658,000	$18,221,000

Diluted earnings per share	$0.18	$0.47	$0.47	$1.18

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